(d)(18)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

WELLINGTON MANAGEMENT COMPANY, LLP

Effective April 30, 2013

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets allocated to the Sub-Adviser)

ING International Core Fund	0.50% on the first $50 million 0.45% on the next $200 million 0.40% thereafter

ING International Small Cap Fund	0.60% on all assets